02053316

SEC ... COMMISSION
...ington, D.C. 20549

RECEIVED SEP 0 3 2002 151 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1943 and Rule 17a-5 Thereunder

REPORT FOR THE PEROID BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove,	Wisconsin	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Peterson (414) 785-1377
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hau & Associates, S.C.
(Name – if individual, state last, first, middle name)

1208 West Layton Avenue,	Milwaukee,	Wisconsin	53221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form displays a currently valid JMB control number.

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary in any account classified soley as that of a customer, except as follows:

x [signature]
Signature

x [signature]
Title

x [signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

ANNUAL AUDIT REPORT

JUNE 30, 2002 AND JUNE 30, 2001

Prepared by:
Hau & Associates, S.C.
Certified Public Accountants
1208 West Layton Avenue
Milwaukee, WI 53221

LIBERTY INVESTMENT COUNSEL, LTD.

TABLE OF CONTENTS

JUNE 30, 2002 AND JUNE 30, 2001

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

August 19, 2002

To the Board of Directors of
Liberty Investment Counsel, Ltd.

We have audited the accompanying statements of financial position of Liberty Investment Counsel, Ltd. (a Wisconsin Corporation) as of June 30, 2002 and June 30, 2001, and the related statements of operations, and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2002 and June 30, 2001, and the results of its operations and its cash flows for the fiscal years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 – 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hau & Associates, S.C.

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

LIBERTY INVESTMENT COUNSEL, LTD.
BALANCE SHEETS
AS OF JUNE 30, 2002 AND JUNE 30, 2001

	June 30, 2002			June 30, 2001		
ASSETS	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - Note 3	$ 8,289	$ -	$ 8,289	$ 16,353	$ -	$ 16,353
Commissions receivable	-	2,468	2,468	-	4,251	4,251
Payroll advance	-	-	-	-	589	589
Prepaid expenses and fees	-	933	933	-	1,020	1,020
Total current assets	$ 8,289	$ 3,401	$ 11,690	$ 16,353	$ 5,860	$ 22,213
Other Assets:						
Deferred tax asset - Notes 1 and 4	-	960	960	-	141	141
Total assets	$ 8,289	$ 4,361	$ 12,650	$ 16,353	$ 6,001	$ 22,354
LIABILITIES AND STOCKHOLDER'S EQUITY						
Current Liabilities:						
Commissions payable - Note 8			$ 2,220			$ 9,039
Accounts payable			20			-
Accrued wages			243			338
Payroll taxes payable			330			189
Corporate income tax payable - Notes 1 and 4			-			-
Total current liabilities			$ 2,813			$ 9,566
Stockholder's Equity:						
Common stock - no par value 3,000 shares authorized; 3,000 shares issued and outstanding, including treasury stock			$ 12,000			$ 12,000
Less: Treasury stock - 1,500 shares at cost - Note 6			(6,000)			(6,000)
Retained earnings			3,837			6,788
Total stockholder's equity			9,837			12,788
Total liabilities and stockholder's equity			$ 12,650			$ 22,354

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
FOR THE FISCAL YEAR ENDED JUNE 30, 2002 AND JUNE 30, 2001

	Fiscal Year Ended June 30, 2002	Fiscal Year Ended June 30, 2001
Revenue:		
Investment advisory fees	$ 78,221	$ 105,551
Commissions	66,227	107,008
Net revenues	$ 144,448	$ 212,559
Expenses:		
Commissions to brokers - Note 8	$ 51,432	$ 85,313
Investment advisory commissions - Note 8	70,399	96,384
Bonuses - Note 8	414	3,500
Registration and license fees	1,553	1,740
Accounting	3,608	3,200
Bank service charges	251	142
Miscellaneous	(2)	-
Office expense	1,843	1,460
Professional fees	175	725
Wages - office	16,829	16,224
Related payroll taxes	1,361	1,293
Workers' compensation	567	591
Total operation expenses	$ 148,430	$ 210,572
Operating income (loss)	$ (3,982)	$ 1,987
Other income (expenses):		
Interest	142	452
Other income	70	-
Income (loss) before taxes	$ (3,770)	$ 2,439
Income tax expense (credit) - Note 4	(819)	530
Net income (loss) for fiscal year	$ (2,951)	$ 1,909
Retained earnings - beginning of fiscal year	6,788	4,879
Retained earnings - end of fiscal year	$ 3,837	$ 6,788

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2002 AND JUNE 30, 2001

	Fiscal Year Ended June 30, 2002	Fiscal Year Ended June 30, 2001
Cash flows from operating activities:		
Net income (loss)	$ (2,951)	$ 1,909
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense (credit)	(819)	530
Change in assets and liabilities:		
Decrease (increase) in:		
Commisions recievable	1,783	(4,229)
Payroll advance	589	(589)
Prepaid expenses and fees	87	(305)
Increase (decrease) in:		
Commissions payable	(6,819)	6,976
Acounts payable	20	(394)
Accrued wages	(95)	84
Corporate taxes payable	141	-
Net cash provided by (used for) operating activities	(8,064)	3,982
Net increase (decrease) in cash	(8,064)	3,982
Cash at beginning of fiscal year	16,353	12,371
Cash at end of fiscal year	$ 8,289	$ 16,353

*See Note 9 for additional cash flow disclosures.

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND JUNE 30, 2001

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

Liberty Investment Counsel, Ltd. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Liberty Investment Counsel, Ltd. promptly forwards all funds received from customers in connection with its activities as a broker.

Method of Accounting

The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments.

The carrying amounts reported in the statements of financial position for cash and cash equivalents, and accounts receivable approximates the assets' fair value.

Allowance for Doubtful Accounts

Management believes all accounts to be collectible, and therefore, no allowance for doubtful accounts has been provided for in these financial statements.

Furniture, Improvements, and Related Depreciation

Depreciation of furniture and improvements is computed over estimated useful lives ranging from five to ten years using accelerated methods. There was no depreciation for the fiscal year ended June 30, 2002.

Income Taxes

Income taxes are provided for in the financial statements based upon reported income adjusted for items representing a permanent difference between pretax accounting income and taxable income. Tax credits are reflected as reductions of income tax expense in the period in which such credits are realized.

Note 1 – Summary of Significant Accounting Policies (Cont'd)

Deferred Income Taxes

The Company has elected for tax purposes to expense certain asset purchases, pursuant to Section 179 of the Internal Revenue Service Code. As a result, some fixed assets are being depreciated over a shorter period of time for tax purposes than the estimated useful life used for accounting purposes. The Company has provided for deferred income taxes based upon these timing differences.

Note 2 – Organization

Liberty Investment Counsel, Ltd. was incorporated on April 14, 1981.

Note 3 – Cash

Cash at June 30, 2002 and June 30, 2001 as held in one checking account and in one money market account. The money market account is interest-bearing.

	As of June 30	
	2002	2001
Checking	$ 727	$ 7,874
Money Market	7,562	8,479
Total	$ 8,289	$ 16,353

Note 4 – Income Taxes

The following is a reconciliation of pre-tax accounting income, as shown for financial statement purposes, to taxable income as reported on the Company's federal and State income tax returns for the fiscal years ended June 30, 2002 and June 30, 2001:

	Fiscal Year Ended June 30, 2002		Fiscal Year Ended June 30, 2001	
	Federal	State	Federal	State
Pre-tax accounting income (loss)	$ (3,772)	$ (3,772)	$ 2,439	$ 2,439
Less: Net operating loss carryforward	-	-	(2,439)	(2,439)
State income tax (as shown on tax return)	-	-	-	-
Subtotal	(3,772)	(3,772)	-	-
Adjustments to accounting income:				
Timing differences:				
Depreciation (Book depreciation greater than (less than) tax depreciation)	-	-	-	-
Subtotal	-	-	-	-
Taxable income	$ (3,772)	$ (3,772)	$ -	$ -

LIBERTY INVESTMENT COUNSEL, LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND JUNE 30, 2001

Note 4 – Income Taxes (Cont'd)

The following is a reconciliation of income taxes as shown on the tax return, to the tax provision reflected in the financial statements for the fiscal years ended June 30, 2002 and June 30, 2001:

	Fiscal Year Ended June 30, 2002		Fiscal Year Ended June 30, 2001	
	Federal	State	Federal	State
Income tax on above	$ (521)	$ (298)	$ -	$ -
Adjustment to prior year income tax	-	-	-	-
Subtotal	(521)	(298)	-	-
Reduction (increase) in deferred tax assets:				
On current income - Net operating loss	-	-	337	193
- Other timing differences	-	-	-	-
Income tax expense (credit)	$ (521)	$ (298)	$ 337	$ 193
Tax provision per financial statements	$ (819)		$ 530	

As of June 30, 2002, the company has net operating loss carryforwards which will expire as follows in future years:

Expiration Date	Federal	State
June 30, 2014	$ -	$ 532
June 30, 2015	-	119
June 30, 2017	-	3,772
June 30, 2019	532	-
June 30, 2020	119	-
June 30, 2022	3,772	-
Totals	$ 4,423	$ 4,423

Note 5 – Contingent Liabilities

Management has indicated that the Company was not involved in any litigation, either as defendant or as plaintiff, which would materially change the Company's financial position or results of operations.

Note 6 – Treasury Stock

On February 28, 1992, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 7 – Net Capital

Liberty Investment Counsel, Ltd. promptly transmits all customer funds generated in connection with its activities as a broker or dealer. The Company does not hold funds or securities or owe money to customers. Brokers who do not generally carry customers' accounts have to maintain net capital of not less than $5,000 in accordance with Section 15c3-1 of the Securities and Exchange Commission Rules (SEC Rules). Liberty Investment Counsel, Ltd. has complied with this section of the SEC Rules for the fiscal years ended June 30, 2002 and June 30, 2001.

As of June 30, 2002 and June 30, 2001, Liberty Investment Counsel, Ltd.'s excess net capital was $476 and $1,787, respectively.

Note 8 – Related Party Transactions

Commissions to Brokers, Investment Advisory Commissions, and Bonuses:

Commissions to brokers, investment advisory commissions, and bonuses included the following amounts for Richard C. Peterson.

	Fiscal Year Ended June 30	
Expense Category:	2002	2001
Commissions to brokers	$ 12,616	$ 17,351
Investment advisory commissions	34,931	40,880
Bonuses	414	3,500
Total	$ 47,961	$ 61,731

As of June 30, 2002, Mr. Peterson is the president and 100% shareholder of Liberty Investment Counsel, Ltd.

Note 9 – Additional Cash Flow Disclosures

Cash outlays (net refunds) for income taxes consisted of the following:

	Fiscal Year Ended June 30	
	2002	2001
Prior year's tax liability - Federal	$ -	$ -
- State	-	-
Cash outlay (net refund)	$ -	$ -

Note 10 – Risk Management

The company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions and natural disasters for which the organization carries commercial insurance. There have been no significant reductions in coverage from the prior year and settlements have not exceeded coverage in the past three years.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEARS ENDED JUNE 30, 2002 AND JUNE 30, 2001

	Fiscal Year Ended June 30, 2002	Fiscal Year Ended June 30, 2001
Balance at beginning of fiscal year	$ 12,788	$ 10,879
Net income (loss)	(2,951)	1,909
Balance at end of fiscal year	$ 9,837	$ 12,788

* * * * * * * * * * * * * * * * *

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

AS OF JUNE 30, 2002 AND JUNE 30, 2001

	As of June 30, 2002	As of June 30, 2001
Balance at beginning of fiscal year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of fiscal year	$ -	$ -

LIBERTY INVESTMENT COUNSEL, LTD.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2002 AND JUNE 30, 2001

	As of June 30, 2002	As of June 30, 2001
Total stockholders' equity as shown on statements of financial position	$ 9,837	$ 12,788
Less: Total non-allowable assets as shown on statements of financial position	(4,361)	(6,001)
Net capital	$ 5,476	$ 6,787

* * * * * * * * * * * * * * * * *

COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT
AS OF JUNE 30, 2002 AND JUNE 30, 2001

	As of June 30, 2002	As of June 30, 2001
Net capital	$ 5,476	$ 6,787
Less: Minimum dollar net capital requirement - Note 7	(5,000)	(5,000)
Excess net capital	$ 476	$ 1,787

LIBERTY INVESTMENT COUNSEL, LTD.
RECONCILIATION OF THE UNAUDITED COMPUTATION OF NET CAPITAL
TO THE AUDITED COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2002 AND JUNE 30, 2001

	As of June 30, 2002	As of June 30, 2001
Unaudited net capital as shown on focus report	$ 7,896	$ 7,828
Adjustments to asset accounts - increase (decrease):		
Cash	(7)	6,154
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(2,220)	(7,068)
Accounts payable	380	-
Accrued wages	(243)	(338)
Payroll taxes payable	(330)	211
Audited net capital	$ 5,476	$ 6,787

****

RECONCILIATION OF THE UNAUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT

AS OF JUNE 30, 2002 AND JUNE 30, 2001

	As of June 30, 2002	As of June 30, 2001
Unaudited excess net capital	$ 2,896	$ 2,828
Adjustments to asset accounts - increase (decrease):		
Cash	(7)	6,154
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(2,220)	(7,068)
Accounts payable	380	-
Accrued wages	(243)	(338)
Payroll taxes payable	(330)	211
Audited excess net capital	$ 476	$ 1,787

August 19, 2002

To the Board of Directors of
Liberty Investment Counsel, Ltd.

Subject: Internal Accounting Control

We have audited the financial statements of Liberty Investment Counsel, Ltd. for the fiscal year ended June 30, 2002, and have issued our report thereon dated August 19, 2002.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Liberty Investment Counsel, Ltd., we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Liberty Investment Counsel, Ltd. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. **However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.**

The Company claims exemption from Rule 15c3-3 under ¶ (k) (2) (I). The company was in compliance with the conditions of the exemption as of June 30, 2001, and no facts came to our attention to indicate the exemption had not been complied with for the fiscal year then ended.

This report is intended solely for the information and use of management and the Securities and Exchange Commission.

Hau & Associates, S.C.